NEWS RELEASE For immediate release
Canadian Oil Sands mails Notice of Extension for its offer to purchase Canada Southern Petroleum Ltd.
Calgary, AB, Aug. 22, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust’s wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”) today mailed to all shareholders of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) a Notice of Extension of its cash tender offer for outstanding common shares of Canada Southern from midnight (Pacific daylight time) on Friday, Aug. 18, 2006 to midnight (Pacific daylight time) on Wednesday, Sept. 6, 2006. This extension constitutes a “subsequent offering period” under U.S. securities laws. U.S. securities laws dictate that this will be the final opportunity to deposit Canada Southern common shares to Canadian Oil Sands’ offer.
Approximately 9.8 million common shares of Canada Southern, representing about 65 per cent of the common shares outstanding, were validly deposited and not withdrawn under Canadian Oil Sands’ offer as of Aug. 19, 2006. At that time, all of the conditions of the offer had been fulfilled or waived and Canadian Oil Sands took up all the common shares validly deposited pursuant to its offer. Canadian Oil Sands is extending the time for deposit of common shares to permit Canada Southern shareholders who have not yet deposited their common shares under the offer to do so.
Canada Southern shareholders with questions, requests for copies of the documents, or requiring assistance in tendering their shares, please call D.F. King & Co. Inc. at 1-800-901-0068. All documents related to Canadian Oil Sands’ offer are also available on the Trust’s website at: http://www.cos-trust.com/investor/Canada_Southern_offer.aspx.

Canadian Oil Sands Limited Marcel Coutu President & Chief Executive Officer Units Listed — Symbol: COS.UN Toronto Stock Exchange	For further information: Siren Fisekci Director Investor Relations (403) 218-6228 investor_relations@cos-trust.com Web site: www.cos-trust.com